UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ault Incorporated
(Name of Subject Company (Issuer))

SL Industries, Inc. (offeror) Lakers Acquisition Corp. (offeror) a wholly owned subsidiary of SL Industries, Inc.
(Name of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, no par value
(Title of Class of Securities)

051503100
(CUSIP Number of Classes of Securities)

JAMES C. TAYLOR

SL INDUSTRIES, INC.

520 Fellowship Road

Suite A114

Mount Laurel, New Jersey 08054

(856) 727-1500

_________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPIES TO:

STEVEN WOLOSKY, ESQ.

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York, 10022

(212) 451-2300

CALCULATION OF FILING FEE
Transaction Value* $14,099,585	Amount of Filing Fee** $1,659.52

[ X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,659.52	Filing Party: SL Industries, Inc. and Lakers Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2005

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ]		third-party tender offer subject to Rule 14d-1.
[	]	issuer tender offer subject to Rule 13e-4.
[	]	going-private transaction subject to Rule 13e-3.
[	]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X ]

__________________

*

Estimated for purposes of calculating the amount of the filing fee only. The calculation of the estimated transaction value assumes the purchase of 4,861,926 shares of common stock and associated preferred stock rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 23, 2005, at the tender offer price of $2.90 per Share.

**	The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

This Amendment No.3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), as amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2006 and Amendment No. 1 thereto filed with the SEC on January 9, 2006, originally filed on December 23, 2005, relating to the offer by Lakers Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SL Industries, Inc., a New Jersey corporation (“SL Industries” or “Parent”), to purchase all of the issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, no par value per share (“Company Common Stock”), of Ault, Incorporated, a Minnesota corporation (“Ault” or the “Company”), including any associated preferred stock rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 13, 1996 between Ault and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), at a purchase price of $2.90 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2005 (the “Offer to Purchase”), and in the related Letter of Election and Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

This Amendment discloses the same information found in Amendment No. 2 to the Statement with no substantive changes. This Amendment is being filed as the final amendment to the Statement.

At 12:00 Midnight, New York City time, on Wednesday, January 25, 2006, the Offer expired, as scheduled. The Depositary has advised SL Industries and Purchaser that a total of 4,226,531 Shares were validly tendered in the Offer and not withdrawn, not including 14,591 Shares tendered pursuant to guaranteed delivery procedures. On January 26, 2006, SL Industries issued a press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(5)(D) Press Release dated January 26, 2006.*

* Filed as an exhibit to Amendment No. 2 to the Statement filed with the SEC on January 26, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006	SL INDUSTRIES, INC.

	By:	/s/ David R. Nuzzo
	Name:	David R. Nuzzo
	Its:	Vice President and Chief Financial Officer
LAKERS ACQUISITION CORP.

	By:	/s/ David R. Nuzzo
	Name:	David R. Nuzzo
	Its:	Vice President and Secretary

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